Filed pursuant to Rule 424(b)(3)

under the Securities Act of 1933

Registration No. 333-182739

Dear DCBF Shareholder:

On November 9, 2012, DCB Financial Corp, parent holding company of The Delaware County Bank & Trust Company, announced a 14 day extension of the rights offering of common shares of stock to existing shareholders as part of the Company’s $13.2 million capital raise.

Shareholders as of the August 29, 2012 record date now have until 5:00 p.m., Eastern Time, on November 26, 2012 to exercise their subscription rights in the offering.

Enclosed is a copy of the Form 10-Q for the quarter ended September 30, 2012, which was filed with the SEC on November 14, 2012. We are mailing the Form 10-Q directly to you to supplement information previously provided to you about the company in our rights offering prospectus dated October 10, 2012.

You should have previously received a copy of the prospectus for the rights offering, but should you have specific questions regarding the rights offering or the extension, or if you would like another copy of the prospectus for the rights offering, please contact Broadridge Financial, the information agent, at Broadridge, Attn: Re-Organization Department, 1981 Marcus Avenue—Suite 100, Lake Success, NY 11042, (800) 733-1121.

Sincerely,

Ronald J. Seiffert

President and CEO

P.O. Box 1001, Lewis Center, OH 43035-1001	(740) 657-7000

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: SEPTEMBER 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-22387

DCB Financial Corp

(Exact name of registrant as specified in its charter)

Ohio	31-1469837
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

110 Riverbend Avenue, Lewis Center, Ohio 43035

(Address of principal executive offices)

(740) 657-7000

(Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).    Yes  ☐    No  ☒

As of November 10, 2012, the latest practicable date, 3,717,385 shares of the registrant’s common stock, no par value, were issued and outstanding.

DCB FINANCIAL CORP

FORM 10-Q

DCB FINANCIAL CORP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, except per share data)

Item 1. Financial Statements

	September 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Cash and due from financial institutions	$11,000	$11,067
Interest-bearing deposits	37,157	28,247

Total cash and cash equivalents	48,157	39,314
Securities available-for-sale	87,613	88,113
Securities held-to-maturity	1,114	1,010

Total securities	88,727	89,123
Loans	322,238	359,767
Less allowance for loan losses	(8,151)	(9,584)

Net Loans	314,087	350,183
Real estate owned	4,029	4,605
Investment in FHLB Stock	3,799	3,799
Premises and equipment, net	11,767	12,107
Bank owned life insurance	18,398	17,822
Accrued interest receivable and other assets	5,235	5,928

Total assets	$494,199	$522,881

LIABILITIES
Noninterest bearing deposits	$98,628	$82,429
Interest bearing deposits	340,909	362,999

Total deposits	439,537	445,428
Federal Home Loan Bank advances	16,689	40,036
Accrued interest payable and other liabilities	2,220	2,718

Total liabilities	458,446	488,182

STOCKHOLDERS’ EQUITY
Common stock, no par value, 7,500,000 shares authorized 4,273,908 issued	3,785	3,785
Retained earnings	45,894	45,145
Treasury stock, at cost, 556,523 shares	(13,494)	(13,494)
Accumulated other comprehensive loss	(432)	(737)

Total stockholders’ equity	35,753	34,699

Total liabilities and stockholders’ equity	$494,199	$522,881

See accompanying notes to the consolidated financial statements.

DCB FINANCIAL CORP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Interest and dividend income

Loans	$3,967	$4,948	$12,414	$15,382
Taxable securities	537	550	1,688	1,600
Tax-exempt securities	54	72	171	252
Federal funds sold and other	21	27	70	84

Total interest income	4,579	5,597	14,343	17,318

Interest expense

Deposits	566	713	1,862	2,112
Borrowings	177	556	771	1,778

Total interest expense	743	1,269	2,633	3,890

Net interest income	3,836	4,328	11,710	13,428

Provision for loan losses	65	625	795	3,836

Net interest income after provision for loan losses	3,771	3,703	10,915	9,592

Non-interest income
Service charges on deposit accounts	718	697	1,912	2,076
Trust department income	224	223	674	688
Net gain (loss) on sales of assets	(52)	(98)	262	(2)
Net gain on sale of loans	—	23	—	61
Treasury management fees	61	69	193	263
Data processing servicing fees	—	79	—	506
Earnings on bank owned life insurance	165	169	575	585
Total other-than-temporary impairment losses	—	—	—	(75)
Portion of loss recognized in (reclassified from) other comprehensive loss (before taxes)	—	—	—	(17)

Net impairment losses recognized in income	—	—	—	(92)
Other	42	167	464	492

Total noninterest income	1,158	1,329	4,080	4,577

Noninterest expense
Salaries and other employee benefits	2,542	2,255	7,155	7,427
Occupancy and equipment	745	960	2,283	2,907
Professional services	172	371	870	1,132
Advertising	134	89	322	266
Postage, freight and courier	11	61	94	219
Supplies	35	43	124	130
State franchise taxes	70	98	278	348
Federal deposit insurance premiums	287	319	862	1,208
Other	754	799	2,415	2,610

Total noninterest expense	4,750	4,995	14,403	16,247

Net income (loss) before income taxes	179	37	592	(2,078)
Income tax benefit	(127)	(239)	(156)	(531)

Net income (loss)	$306	$276	$748	$(1,547)

Basic and diluted earnings (loss) per common share	$0.08	$0.07	$0.20	$(0.42)

Dividends per share	$—	$—	$—	$—

See Notes to condensed consolidated financial statements.

DCB FINANCIAL CORP

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net income (loss)	$306	$276	$748	$(1,547)

Unrealized gains on securities available-for-sale, net of taxes of $116, $238, $121 and $515	225	462	235	1,000

Net unrealized gains on securities held-to-maturity for which a portion of an other-than-temporary impairment has been recognized in income, net of realized losses and net of taxes of $11, $0, $35 and $16	23	—	69	30

Comprehensive income (loss)	$554	$738	$1,052	$(517)

See Notes to condensed consolidated financial statements.

DCB FINANCIAL CORP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	Nine months ended September 30,
	2012	2011
Cash flows provided by (used in) operating activities	$(1,500)	$(2,789)

Cash flows provided by investing activities
Securities
Purchases	(42,868)	(34,493)
Maturities, principal payments and calls	19,627	20,583
Sales	12,934	—
Net change in loans	36,096	44,228
Proceeds from sale of real estate owned	2,358	2,083
Premises and equipment expenditures	(348)	(97)

Net cash flows provided by investing activities	27,799	32,304

Cash flows provided by financing activities
Net change in deposits	5,891	(13,091)
Net change in federal funds purchased and other short-term borrowings	—	31
Repayment of Federal Home Loan Bank advances	(23,347)	(7,686)

Net cash used in financing activities	(17,456)	(20,746)

Net change in cash and cash equivalents	8,843	8,769

Cash and cash equivalents at beginning of period	39,314	33,521

Cash and cash equivalents at end of period	$48,157	$42,290

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest on deposits and borrowings	$2,687	$3,878

Supplemental disclosures of non-cash investing and financing activities
Transfers from loans to real estate owned	$2,187	$1,782

See Notes to condensed consolidated financial statements.

DCB FINANCIAL CORP

Notes to the Condensed Consolidated Financial Statements

(Dollars in thousands, except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements are prepared without audit and reflect all adjustments which, in the opinion of management, are necessary to present fairly the financial position of DCB Financial Corp (the “Corporation”) at September 30, 2012, and its results of operations for the three and nine months ended and cash flows for the nine month periods ended September 30, 2012 and 2011. All such adjustments are normal and recurring in nature. The accompanying consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not purport to contain all necessary financial disclosures required by accounting principles generally accepted in the United States of America that might otherwise be necessary in the circumstances, and should be read in conjunction with the consolidated financial statements, and notes thereto, included in its Annual Report as of December 31, 2011. Refer to the accounting policies of the Corporation described in the Notes to Consolidated Financial Statements contained in the Corporation’s Annual Report as of December 31, 2011. The Corporation has consistently followed these policies in preparing this Form 10-Q. The results of operations for the three and nine months ended September 30, 2012, are not necessarily indicative of the results that may be expected for the entire year.

The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, The Delaware County Bank and Trust Company (the “Bank”), DCB Title Services LLC, Datatasx LLC, and DCB Insurance Services, Inc. and the Bank’s wholly-owned subsidiary, ORECO, Inc. (collectively, all subsidiaries and the Corporation referred to herein after as the “Corporation”). All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. Management considers the Corporation to operate within one business segment, banking. Subsequent to the end of the first quarter 2011, management entered into an agreement to sell the outstanding contracts serviced through Datatasx LLC. Those services were discontinued in September 2011, and were not a significant part of operations or revenue.

To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and status of contingencies are particularly subject to change.

The income tax benefit recognized in the Statement of Operations represents the tax effect related to the unrealized gain on available for sale investment securities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A full valuation allowance was taken in 2010, reducing the deferred tax assets, and management is maintaining its full allowance tax position each quarter.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Earnings per common share is net income divided by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares under stock options. Weighted-average shares for basic and diluted earnings per share are presented below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Weighted-average common shares outstanding (basic)	3,717,385	3,717,385	3,717,385	3,717,385
Dilutive effect of assumed exercise of stock options	22,309	—	17,795	—

Weighted-average common shares outstanding (diluted)	3,739,694	3,717,385	3,735,180	3,717,385

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity Compensation plan

The Corporation’s shareholders approved an employee and director equity compensation plan (the “Plan”) in May 2004. This plan permits the award of options to purchase shares of the corporation at a specified price, restricted stock and other equity based compensation. The Plan is limited to granting 300,000 shares. The awards that are granted to employees vest 20% per year over a five year period. The options expire after ten years. 1,222 options were granted in the nine month period ending September 30, 2012. At September 30, 2012, 111,180 shares were exercisable and 83,527 options were available for grant under the Plan.

The Corporation recognizes compensation cost for unvested equity-based awards based on their grant-date fair value. The Corporation recorded $7 and $30 in compensation cost for equity-based awards for the three month period ending September 30, 2012 and 2011, respectively. The Corporation recorded $22 and $90 in compensation cost for equity-based awards that vested during the nine month periods ended September 30, 2012 and 2011, respectively. The Corporation has $45 of total unrecognized compensation cost related to non-vested equity-based awards granted under its stock option plan as of September 30, 2012, which is expected to be recognized over a weighted-average period of 2.9 years.

Options to purchase 194,707 shares of common stock with a weighted-average exercise price of $12.65 were outstanding at September 30, 2012. Of this amount, 111,180 options are vested with an average exercise price of $18.26. Earnings per share are computed based upon the weighted average number of shares of common stock outstanding during the three and nine month periods. Diluted earnings per share are computed assuming that stock options outstanding are exercised and the proceeds, are used entirely to acquire shares at the average price for the period. Under this method for calculating diluted earnings per share, 22,309 and 17,795 options for the three and nine months ended September 30, 2012 were considered dilutive and therefore included in the calculation. Options to purchase 216,179 shares of common stock with a weighted-average exercise price of $12.44, were outstanding at December 31, 2011, but were excluded from the computation of common share equivalents for 2011 due to the loss recognized in 2011.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A summary of the status of the Plan as of September 30, 2012 and December 31, 2011, and changes during the periods then ended are presented below:

		For the Nine Months Ended September 30, 2012
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at beginning of period	216,179	$12.44	7.1 years
Issued	1,222	4.50
Exercised	(820)	3.50
Forfeited	(21,874)	10.73

Outstanding at end of period	194,707	$12.65	6.3 years

Options exercisable at period end	111,180	$18.26

		For the Year Ended December 31, 2011
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at beginning of year	285,806	$11.87	8.6 years
Granted	500	3.35
Forfeited	(70,127)	9.40

Outstanding at end of year	216,179	$12.44	7.1 years

Options exercisable at year end	103,757	$18.22

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table depicts nonvested options at September 30, 2012:

Nonvested Shares
Nonvested at January 1, 2012	112,422
Granted	1,222
Vested	(19,277)
Forfeited or expired	(10,840)

Nonvested at September 30, 2012	83,527

The following information applies to options outstanding at September 30, 2012:

Number Outstanding	Range of Exercise Prices
54,483	$23.00 - $30.70
30,205	$14.15 - $16.90
26,934	$7.50 - $9.00
83,085	$3.50 - $4.50

194,707

Application of Critical Accounting Policies

DCB’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry. The application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. The most significant estimates and assumptions in the consolidated financial statements are recorded in the allowance for loan losses and in the fair value measurement of financial instruments.

The valuation of other assets requires that management utilize a variety of estimates and analysis to determine whether an asset is impaired or other-than-temporarily impaired (“OTTI”). After determining the appropriate methodology for fair value measurement, management then evaluates whether or not declines in fair value below book value are temporary or OTTI. If it is determined that measured impairment is other-than-temporary, the appropriate loss recognition is recorded within the period that OTTI is recognized. Generally, management utilizes third parties to provide appraisals, analysis or market pricing in support of OTTI analysis.

Accumulated Other Comprehensive Loss: The components of accumulated other comprehensive loss at September 30, 2012 and December 31, 2011 are as follows, unrealized gains on available-for-sale securities of $1,483 and $1,248; and unrealized losses on securities held-to-maturity for a which a portion of other-than-temporary impairment has been recognized in income of $1,915 and $1,984.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, unamortized deferred loan fees and costs and the allowance for loan losses.

Interest income is accrued based on the unpaid principal balance and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual status are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable but unconfirmed credit losses, increased by the provision for loan losses and decreased by charge-offs net of recoveries. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the required allowance balance based on past loan loss experience, augmented by additional estimates related to the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors.

The allowance consists of both specific and general components. The specific component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the collateral value, or value of expected discounted cash flows of the impaired loan, is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical charge-off experience and expected loss given default derived from the Bank’s internal risk rating process. Management utilizes historical loss rates from the previous 12 quarters in the calculation. Management has the ability to adjust these loss rates by utilizing risk ratings based on current period trends. If current period trends differ either positively or negatively from the given weighted historical loss rates, adjustments can be made. The risk ratings either increase the expected loss rates, or decrease the expected loss rates, depending on the variance on actual versus historical trends. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risking rating data.

Management also utilizes its assessment of general economic conditions, and other localized economic data to more fully support its loan loss estimates. General economic data may include: inflation rates, savings rates and national unemployment rates. Local data may include: unemployment rates; housing starts; real estate valuations; and other economic data specific to the Corporation’s market area. Though not specific to individual loans, these economic trends can have an impact on portfolio performance as a whole.

A loan is impaired when full payment of interest and principal under the original contractual loan terms is not expected. Commercial and industrial loans, commercial real estate, including construction, land development and multi-family real estate loans are individually evaluated for impairment. If a loan is impaired, the loan amount exceeding fair value based on the most current information available is reserved. Management has developed a process by which commercial and commercial real estate loans receiving an internal grade of substandard or doubtful are individually evaluated for impairment through a loan quality review (“LQR”). The LQR details the various attributes of the relationship and collateral and determines based on the most recent available information if a specific reserve needs to be applied and at what level. The LQR process for all loans meeting the specific review criteria is completed on a quarterly basis.

Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, such loans are not separately identified for impairment disclosures. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Uncollectability is usually determined based on a pre-determined number of days in the case of consumer loans, or, in the case of commercial loans, is based on delinquency, collateral and other legal considerations. Consumer loans are charged-off prior to 120 days of delinquency, but could be charged off earlier, depending on the individual circumstances. Mortgage loans are charged down prior to 180 days of delinquency, but could be charged off sooner, depending upon individual circumstance. Typically, loans collateralized by consumer real estate are partially charged down to the estimated liquidation value, which is generally based on appraisal less costs to hold and liquidate. Commercial and commercial real estate loans are evaluated for impairment and typically reserved based on the results of the analysis, then subsequently charged down to a recoverable value when loan repayment is deemed to be collateral dependent. Both consumer and commercial loans can be partially charged down depending on a number of factors, including: the remaining strength of the borrower and guarantor; the type and value of the collateral, and the ease of liquidating collateral; and whether or not collateral is brought onto the Bank’s balance sheet via repossession.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In the case of commercial and commercial real estate loans, charge-off, partial or whole, takes place when management determines that full collectability of principal balance is unlikely to occur. Subsequent recoveries, if any, are credited to the allowance. Management’s policies for determining impairment, reserves and charge-offs are reviewed and approved by the Board of Directors on an annual basis. Management estimates the required allowance balance based on past loan loss experience, augmented by additional estimates related to the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, economic conditions and other factors.

An individual loan is placed on a non-accruing status if, in the judgment of management, it is unlikely that all principal and interest will be received according to the terms of the note. Loans on nonaccrual may be eligible to be returned to an accruing status after six months of compliance. However, there are number of factors that could prevent a loan from returning to accruing status, even after remaining in compliance with loan terms for the aforementioned six-month period, such as deteriorating collateral, negative cash flow changes and inability to reduce debt to income ratios.

NOTE 2 – SECURITIES

As of September 30, 2012:

The amortized cost and estimated fair values of securities available-for-sale were as follows:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$18,168	$151	$—	$18,319
States and municipal obligations	20,101	946	24	21,023
Corporate bonds	4,685	83	—	4,768
Mortgage-backed securities	42,412	1,132	41	43,503

Total	$85,366	$2,312	$65	$87,613

The amortized cost and estimated fair values of securities held-to-maturity were as follows:

	Adjusted Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Collateralized debt obligations	$1,114	$1,196	$2,310

As of December 31, 2011:

The amortized cost and estimated fair values of securities available-for-sale were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government and agency obligations	$35,393	$439	$24	$35,808
States and municipal obligations	15,497	548	50	15,995
Corporate bonds	1,854	—	17	1,837
Mortgage-backed securities	33,478	1,021	26	34,473

Total	$86,222	$2,008	$117	$88,113

The amortized cost and estimated fair values of securities held-to-maturity were as follows:

	Adjusted Amortized Cost	Gross Unrealized Gains	Estimated Fair Value
Collateralized debt obligations	$1,010	$350	$1,360

NOTE 2 – SECURITIES (continued)

Credit Losses Recognized on Investments

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income for the nine month periods ended September 30, 2012 and 2011.

Accumulated Credit Losses:

	Nine Months Ended September 30,
	2012	2011
Credit losses on debt securities held
Beginning of period	$4,016	$3,924
Additions related to other-than-temporary losses not previously recognized	—	92
Reductions due to sales	—	—
Reductions due to change in intent or likelihood of sale	—	—
Additions related to increases in previously recognized other-than-temporary losses	—	—
Reductions due to increases in expected cash flows	—	—

End of period	$4,016	$4,016

NOTE 2 – SECURITIES (continued)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at September 30, 2012 and December 31, 2011:

September 30, 2012

	(Less than 12 months)			(12 months or longer)			Total
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
U.S. Government and agency obligations	—	$—	$—	—	$—	$—	—	$—	$—
Corporate bonds	—	—	—	—	—	—	—	—	—
State and municipal obligations	4	1,277	24	—	—	—	4	1,277	24
Mortgage-backed securities and other	2	3,292	38	3	1,058	3	5	4,349	41

Total temporarily impaired securities	6	$4,569	$62	3	$1,058	$3	9	$5,626	$65

December 31, 2011

	(Less than 12 months)			(12 months or longer)			Total
Description of securities	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses	Number of investments	Fair value	Unrealized losses
U.S. Government and agency obligations	5	$5,498	$24	0	$—	$—	5	$5,498	$24
State and municipal obligations	11	4,516	50	0	—	—	11	4,516	50
Corporate bonds	3	1,562	17	0	—	—	3	1,562	17
Mortgage-backed securities and other	5	5,435	26	0	—	—	5	5,435	26

Total securities	24	$17,011	$117	0	$—	$—	24	$17,011	$117

NOTE 2 – SECURITIES (continued)

The unrealized losses on the Corporation’s investments in U.S. Government and agency obligations, state and political subdivision obligations and mortgage-backed securities were caused primarily by changes in interest rates. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Corporation does not intend to sell the investments and it is not more likely than not the Corporation will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Corporation does not consider those investments to be OTTI at September 30, 2012 or December 31, 2011.

The Corporation’s investment in collateralized debt obligations relates to an original investment of $8,000 in pooled trust securities. The Corporation evaluates those investments on a quarterly basis for OTTI and other unrealized losses due to temporary market factors.

Credit losses on these securities are calculated by comparing expected discounted cash flows based on performance indicators of the underlying assets in the security to the carrying value of the investment. Because the Corporation does not intend to sell the investment and it is not more likely than not the Corporation will be required to sell the investment before recovery of its new, lower amortized cost basis, which may be maturity, it does not consider the remainder of the investment in the securities to be OTTI at September 30, 2012.

Substantially all mortgage-backed securities are backed by pools of mortgages that are insured or guaranteed by the Federal National Mortgage Association (“FNMA”), the Government National Mortgage Association (“GNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”).

At September 30, 2012, there were no holdings of securities of any one issuer in an amount greater than 10% of shareholders’ equity, other than the U.S. Government and its agencies, and the pooled trust securities noted above.

The amortized cost and estimated fair value of all debt securities at September 30, 2012, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Mortgage-backed securities are shown separately since they are not due at a single maturity date.

	Available-for-sale		Held-to-maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$1,529	$1,553	$—	$—
Due from one to five years	13,348	13,475	—	—
Due from five to ten years	18,613	19,226	—	—
Due after ten years	9,464	9,855	1,114	2,310
Mortgage-backed and related securities	42,412	43,504	—	—

Total	$85,366	$87,613	$1,114	$2,310

Securities with a fair value of $65,153 at September 30, 2012 were pledged to secure public deposits and other obligations.

NOTE 3 - LOANS

Loans at September 30, 2012 and December 31, 2011, were as follows:

	September 30, 2012	December 31, 2011
Commercial and industrial	$114,811	$126,225
Commercial real estate	113,483	129,958
Residential real estate and home equity	73,909	83,814
Consumer and credit card	20,044	19,770

Subtotal	322,247	359,767
Add: Net deferred loan origination fees	(9)	—

Total loans receivable	$322,238	$359,767

NOTE 4 - CREDIT QUALITY

Allowance for Credit Losses

The following table depicts the charge-offs, recoveries and provision for various categories of loans in the Corporation’s portfolios and indicates whether loans in those categories were individually or collectively evaluated for impairment. It also provides the dollar amount of reserves allocated to those portfolios based on analysis. Note that the reduced provision for commercial and industrial loans is the result of loans that were individually evaluated for impairment and assigned reserves in prior periods either improving their credit quality or paying off, which subsequently reduced the need for carrying reserves. As presented within this note, commercial real estate includes real estate construction and land development loans.

For the Three Months Ended September 30, 2012:

	Consumer and Credit Card	Commercial and Industrial	Commercial Real Estate	Residential Real Estate and Home Equity	Total
Allowance for credit losses:
Beginning balance:	$373	$2,132	$6,436	$207	$9,148
Chargeoffs	(82)	(833)	(250)	(43)	(1,209)
Recoveries	51	62	29	4	146
Provision	30	777	(783)	41	66

Ending balance:	$372	$2,138	$5,432	$209	$8,151

Individually evaluated for impairment	$—	$370	$4,000	$—	$4,370
Collectively evaluated for impairment	372	1,768	1,432	209	3,781

Ending balance:	$372	$2,138	$5,432	$209	$8,151

As of September 30, 2012:

Financing Receivables:
Individually evaluated for impairment	$—	$7,949	$20,023	$—	$27,972
Collectively evaluated for impairment	20,044	106,862	93,460	73,909	294,275

Ending balance:	$20,044	$114,811	$113,483	$73,909	$322,247

NOTE 4 - CREDIT QUALITY (continued)

For the Nine Months Ended September 30, 2012:

	Consumer and Credit Card	Commercial and Industrial	Commercial Real Estate	Residential Real Estate and Home Equity	Total
Allowance for credit losses:
Beginning balance:	$425	$1,952	$6,916	$291	$9,584
Chargeoffs	(294)	(981)	(1,323)	(62)	(2,660)
Recoveries	162	213	42	15	432
Provision	79	954	(203)	(35)	795

Ending balance:	$372	$2,138	$5,432	$209	$8,151

For the Three Months Ended September 30, 2011:

	Consumer and Credit Card	Commercial and Industrial	Commercial Real Estate	Residential Real Estate and Home Equity	Total
Allowance for credit losses:
Beginning balance:	$725	$1,745	$8,403	$482	$11,355

Chargeoffs	(116)	(207)	(1,521)	(21)	(1,865)
Recoveries	65	6	8	1	80
Provision	(125)	338	565	(153)	625

Ending balance	$549	$1,882	$7,455	$309	$10,195

Individually evaluated for impairment	$—	$288	$6,377	$—	$6,665
Collectively evaluated for impairment	549	1,594	1,078	309	3,530

Ending balance	$549	$1,882	$7,455	$309	$10,195

As of September 30, 2011:

Financing receivables

Individually evaluated for impairment	$—	$14,054	$39,745	$—	$53,799
Collectively evaluated for impairment	20,544	118,149	99,512	88,619	326,824

Total	$20,544	$132,203	$139,257	$88,619	$380,623

NOTE 4 – CREDIT QUALITY (continued)

For the Nine Months Ended September 30, 2011:

	Consumer and Credit Card	Commercial and Industrial	Commercial Real Estate	Residential Real Estate and Home Equity	Total
Beginning balance	$796	$4,174	$6,786	$491	$12,247

Chargeoffs	(458)	(1,861)	(3,772)	(78)	(6,169)
Recoveries	197	51	25	8	281
Provision	14	(482)	4,416	(112)	3,836

Ending balance	$549	$1,882	$7,455	$309	$10,195

NOTE 4 – CREDIT QUALITY (continued)

Impaired Loans

A loan is considered impaired when based on current information and events, it is probable the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Generally, commercial and commercial real estate loans with risk grades Substandard, Vulnerable, Doubtful, or Loss, with aggregate relationships greater than $250 are evaluated for impairment. Interest income on impaired loans is recognized when accrued, for loans that remain in a performing status. Loans that are not performing and in a nonaccrual status recognize interest only on cash basis if circumstances warrant.

The following table presents information related to the recorded investment, unpaid balance and related allowance on impaired at September 30, 2012 and December 31, 2011.

	At September 30, 2012			At December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded
Consumer and credit card	$—	$—	$—	$—	$—	$—
Commercial and industrial	2,896	3,045	—	4,400	5,303	—
Commercial real estate	5,757	6,413	—	16,061	21,116	—
Residential RE and home equity	—	—	—	—	—	—
With allowance recorded
Consumer and credit card	—	—	—	—	—	—
Commercial and industrial	5,053	5,118	370	8,220	9,647	2,003
Commercial real estate	14,266	15,819	4,000	15,355	18,740	4,090
Residential RE and home equity	—	—	—	—	—	—
Total
Consumer and credit card	—	—	—	—	—	—
Commercial and industrial	7,949	8,163	370	12,620	14,950	2,003
Commercial real estate	20,023	22,232	4,000	31,416	39,856	4,090
Residential RE and home equity	—	—	—	—	—	—

Total	$27,972	$30,395	$4,370	$44,036	$54,806	$6,093

NOTE 4 – CREDIT QUALITY (continued)

The following table presents information related to the average recorded investment and interest income recognized on impaired loans for the three and nine months ended September 30, 2012 and 2011.

For the three months ended September 30:

	2012		2011
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Consumer and credit card	$—	$—	$—	$—
Commercial and industrial	2,841	31	3,847	34
Commercial real estate	6,665	60	9,189	69
Residential RE and home equity	—	—	—	—
With allowance recorded
Consumer and credit card	—	—	—	—
Commercial and industrial	7,082	66	10,938	85
Commercial real estate	17,938	180	31,982	267
Residential RE and home equity	—	—	—	—
Total
Consumer and credit card	—	—	—	—
Commercial and industrial	9,923	97	14,785	119
Commercial real estate	24,603	240	41,171	336
Residential RE and home equity	—	—	—	—

Total	$34,526	$337	$55,956	$455

NOTE 4 – CREDIT QUALITY (continued)

For the nine months ended September 30:

	2012		2011
	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded
Consumer and credit card	$—	$—	$—	$—
Commercial and industrial	3,303	98	4,441	145
Commercial real estate	10,901	181	12,711	281
Residential RE and home equity	—	—	—	—
With allowance recorded
Consumer and credit card	—	—	—	—
Commercial and industrial	7,713	202	11,384	447
Commercial real estate	16,791	544	27,132	1,126
Residential RE and home equity	—	—	—	—
Total
Consumer and credit card	—	—	—	—
Commercial and industrial	11,016	300	15,825	592
Commercial real estate	27,692	725	39,843	1,407
Residential RE and home equity	—	—	—	—

Total	$38,708	$1,025	$55,668	$1,999

NOTE 4 – CREDIT QUALITY (continued)

The allowance for impaired loans is included in the Corporation’s overall allowance for loan losses. The provision necessary to increase this allowance is included in the Corporation’s overall provision for losses on loans.

Financing receivables on nonaccrual status at September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012	December 31, 2011
Consumer and credit card	$—	$46
Commercial and industrial	1,516	2,381
Commercial real estate	3,625	6,698
Residential real estate and home equity	327	451

Total	$5,468	$9,576

Credit Quality Indicators

Corporate risk exposure by risk profile was as follows at September 30, 2012:

Category	Commercial and Industrial	Commercial Real Estate
Pass - 1 through 4	$88,284	$78,122
Vulnerable – 5	11,279	13,871
Substandard – 6	15,248	21,490
Doubtful – 7	—	—
Loss – 8	—	—

Total	$114,811	$113,483

Corporate risk exposure by risk profile was as follows at December 31, 2011:

Category	Commercial and Industrial	Commercial Real Estate
Pass - 1 through 4	$88,948	$87,724
Vulnerable - 5	15,265	5,605
Substandard - 6	22,012	33,989
Doubtful - 7	—	—
Loss - 8	—	—

Total	$126,225	$129,958

NOTE 4 – CREDIT QUALITY (continued)

Risk Category Descriptions

Pass (Prime – 1, Good – 2, Fair – 3, Compromised – 4)

Loans with a pass grade have a higher likelihood that the borrower will be able to service its obligations in accordance with the terms of the loan than those loans graded 5, 6, 7, or 8. The borrower’s ability to meet its future debt service obligations is the primary focus for this determination. Generally, a borrower’s expected performance is based on the borrower’s financial strength as reflected by its historical and projected balance sheet and income statement proportions, its performance, and its future prospects in light of conditions that may occur during the term of the loan.

Vulnerable (Special Mention) – 5

Loans which possess some credit deficiency or potential weakness which deserves close attention, but which do not yet warrant substandard classification. Such loans pose unwarranted financial risk that, if not corrected, could weaken the loan and increase risk in the future. The key distinctions of a Vulnerable (Special Mention) classification are that (1) it is indicative of an unwarranted level of risk, and (2) weaknesses are considered “potential”, versus “well-defined”, impairments to the primary source of loan repayment.

Substandard – 6

Loans that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. One or more of the following characteristics may be exhibited in loans classified Substandard:

•

Loans that possess a defined credit weakness and the likelihood that a loan will be paid from the primary source is uncertain. Financial deterioration is underway and very close attention is warranted to ensure that the loan is collected without loss.

•	Loans are inadequately protected by the current net worth and paying capacity of the obligor.

•	The primary source of repayment is gone, and the Bank is forced to rely on a secondary source of repayment such as collateral liquidation or guarantees.

•	Loans are characterized by the distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.

•	Unusual courses of action are needed to maintain a high probability of repayment.

•	The borrower is not generating enough cash flow to repay loan principal; however, continues to make interest payments.

•	The Bank is forced into a subordinated or unsecured position due to flaws in documentation.

NOTE 4 – CREDIT QUALITY (continued)

•	Loans have been restructured so that payment schedules, terms and collateral represent concessions to the borrower when compared to the normal loan terms.

•	The Bank is contemplating foreclosure or legal action due to the apparent deterioration in the loan.

•	There is a significant deterioration in the market conditions and the borrower is highly vulnerable to these conditions.

Doubtful – 7

One or more of the following characteristics may be exhibited in loans classified Doubtful:

•	Loans have all of the weaknesses of those classified as Substandard. Additionally, however, these weaknesses make collection or liquidation in full based on existing conditions improbable.

•	The primary source of repayment is gone, and there is considerable doubt as to the quality of the secondary source of repayment.

•

The possibility of loss is high, but, because of certain important pending factors, which may strengthen the loan, loss classification is deferred until its exact status is known. A Doubtful classification is established during this period of deferring the realization of the loss.

Loss – 8

Loans are considered uncollectible and of such little value that continuing to carry them as assets on the Bank’s financial statements is not feasible. Loans will be classified Loss when it is neither practical nor desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be possible at some time in the future.

Consumer Risk

Consumer risk based on payment activity at September 30, 2012 is as follows.

Payment Category	Consumer and Credit Card	Residential Real Estate and Home Equity
Performing	$20,015	$73,582
Nonperforming	29	327

Total	$20,044	$73,909

NOTE 4 – CREDIT QUALITY (continued)

Consumer risk based on payment activity at December 31, 2011 is as follows.

Payment Category	Consumer and Credit Card	Residential Real Estate and Home Equity
Performing	$19,525	$83,317
Nonperforming	245	497

Total	$19,770	$83,814

Age Analysis of Past Due Loans

The following table presents past due loans aged as of September 30, 2012.

Category	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 days and Accruing
Consumer and credit card	$103	$172	$29	$304	$19,740	$20,044	$29
Commercial and industrial	20	—	500	520	114,291	114,811	104
Commercial real estate	—	63	1,534	1,597	111,886	113,483	—
Residential real estate and home equity	45	177	327	549	73,360	73,909	—

Total	$168	$412	$2,390	$2,970	$319,277	$322,247	$133

The following table presents past due loans aged as of December 31, 2011.

Category	30-59 Days Past Due	60-89 Days Past Due	90 Days or more Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 days and Accruing
Consumer and credit card	$250	$177	$245	$672	$19,098	$19,770	$199
Commercial and industrial	9	165	706	880	125,345	126,225	740
Commercial real estate	—	—	5,803	5,803	124,155	129,958	—
Residential real estate and home equity	135	67	497	699	83,115	83,814	46

Total	$394	$409	$7,251	$8,054	$351,713	$359,767	$985

NOTE 4 – CREDIT QUALITY (continued)

Troubled Debt Restructurings

Information regarding troubled debt restructuring (“TDR”) loans for the three and nine month periods ended September 30, 2012 and 2011 is as follows:

	Three Months Ended
	September 30, 2012		September 30, 2011
	Number of Contracts	Recorded Investment (as of period end)	Number of Contracts	Recorded Investment (as of period end)
Consumer and credit card	2	$11	—	$—
Commercial and industrial	—	—	—	—
Commercial real estate	—	—	9	4,854
Residential real estate and home equity	—	—	—	—

Total	2	$11	8	$4,854

	Nine Months Ended
	September 30, 2012		September 30, 2011
	Number of Contracts	Recorded Investment (as of period end)	Number of Contracts	Recorded Investment (as of period end)
Consumer and credit card	6	$56	9	$56
Commercial and industrial	—	—	3	1,583
Commercial real estate	2	2,803	18	17,437
Residential real estate and home equity	—	—	2	14

Total	8	$2,859	32	$19,090

The following presents by class loans modified in a TDR from January 1, 2011 through September 30, 2012 that subsequently defaulted (i.e. 60 days or more past due following a modification) during the three and nine month periods ended September 30, 2012.

TDRs that defaulted during the period, within twelve months of their modification date:

	Three Months Ended
	September 30, 2012		September 30, 2011
	Number of Contracts	Recorded Investment as of period end (1)	Number of Contracts	Recorded Investment as of period end (1)
Consumer and credit card	—	$—	2	$18
Commercial and industrial	—	—	—	—
Commercial real estate	1	1,110	—	—
Residential real estate and home equity	—	—	—	—

Total	1	$1,110	2	$18

(1)	Period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged off, or foreclosed upon by period end are not reported.

NOTE 4 – CREDIT QUALITY (continued)

	Nine Months Ended
	September 30, 2012		September 30, 2011
	Number of Contracts	Recorded Investment as of period end (1)	Number of Contracts	Recorded Investment as of period end (1)
Consumer and credit card	—	$—	2	$18
Commercial and industrial	—	—	—	—
Commercial real estate	1	1,110	4	3,381
Residential real estate and home equity	—	—	—	—

Total	1	$1,110	6	$3,399

(1)	Period end balances are inclusive of all partial pay downs and charge-offs since the modification date. Loans modified in a TDR that were fully paid down, charged off, or foreclosed upon by period end are not reported.

A modification of a loan is considered a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan; however, forgiveness of principal is rarely granted. Depending on the financial condition of the borrower, the purpose of the loan and the type of collateral supporting the loan structure; modifications can be either short-term (12 months or less) or long term (greater than one year). Commercial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor may be requested. Commercial mortgage and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period.

Loans modified in a TDR are typically already on nonaccrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. As a result, loans modified in a TDR for the Corporation may have the financial effect of increasing the specific allowance associated with the loan. The allowance for impaired loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent or on the present value of expected future cash flows discounted at the loan’s effective interest rate. Management exercises significant judgment in developing these estimates.

As mentioned above, an individual loan is placed on a non-accruing status if, in the judgment of management, it is unlikely that all principal and interest will be received according to the terms of the note. Loans on nonaccrual may be eligible to be returned to an accruing status after six months of compliance with the modified terms. However, there are a number of factors that could prevent a loan from returning to accruing status, even after remaining in compliance with loan terms for the aforementioned six-month period, such as deteriorating collateral, negative cash flow changes and inability to reduce debt to income ratios.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Corporation accounts for fair value measurements in accordance with FASB ASC 820, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

FASB ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include certain equity securities and U.S. Government and agency obligations. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government and agency obligations, state and municipal obligations, corporate bonds and mortgage-backed securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

NOTE 5 – FAIR VALUE MEASUREMENTS (continued)

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2012 and December 31, 2011:

		Fair Value Measurements Using
September 30, 2012	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government and agency obligations	$18,319	$—	$18,319	$—
State and municipal obligations	21,023	—	21,023	—
Corporate bonds	4,768	—	4,768	—
Mortgage-backed securities and other	43,503	—	43,503	—

Total	$87,613	$—	$87,613	$—

		Fair Value Measurements Using
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Government and agency obligations	$35,808	$—	$35,808	$—
State and municipal obligations	15,995	—	15,995	—
Corporate bonds	1,837	—	1,837	—
Mortgage-backed and other securities	34,473	—	34,473	—

Total	$88,113	$—	$88,113	$—

NOTE 5 – FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Certain collateralized debt obligations are classified as held to maturity. The Corporation recognized OTTI on the securities as of September 30, 2012, based upon a Level 3 estimate of fair value, including a discounted cash flows calculation and a fair value estimate from an independent evaluation of the securities.

Impaired loans

At September 30, 2012 and December 31, 2011, impaired loans consisted primarily of loans secured by nonresidential and commercial real estate. Management has determined fair value measurements on impaired loans primarily through evaluations of appraisals performed.

Real Estate Owned

Real estate acquired through, or in lieu of, loan foreclosure is held for sale and initially recorded at fair value (based on current appraised value) at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Management has determined fair value measurements on real estate owned primarily through evaluations of appraisals performed.

The following table presents the fair value measurements of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2012 and December 31, 2011.

		Fair Value Measurements Using
September 30, 2012	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateralized debt obligations	$2,310	$—	$—	$2,310
Impaired loans	14,949	—	—	14,949
Real estate owned	1,430	—	—	1,430

		Fair Value Measurements Using
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateralized debt obligations	$1,360	$—	$—	$1,360
Impaired loans	17,483	—	—	17,483
Real estate owned	1,590	—	—	1,590

NOTE 5 – FAIR VALUE MEASUREMENTS (continued)

Carrying amount and estimated fair values of financial instruments were as follows:

At September 30, 2012:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$48,157	$48,157	$48,157
Securities available-for-sale	87,613	87,613		87,613
Securities held-to-maturity	1,114	2,310			2,310
Loans (net of allowance)	314,087	312,224			312,224
FHLB stock	3,799	3,799		3,799
Accrued interest receivable	1,381	1,381		1,381

Financial liabilities
Noninterest-bearing deposits	$98,628	$98,628		$98,628
Interest-bearing deposits	340,909	329,769		329,769
FHLB advances	16,689	16,747		16,747
Accrued interest payable	280	280		280

At December 31, 2011:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$39,314	$39,314	$39,314
Securities available-for-sale	88,113	88,113		88,113
Securities held-to-maturity	1,010	1,360			1,360
Loans (net of allowance)	350,183	345,774			345,774
FHLB stock	3,799	3,799		3,799
Accrued interest receivable	1,480	1,480		1,480

Financial liabilities
Noninterest-bearing deposits	$82,429	$82,429		$82,429
Interest-bearing deposits	362,999	364,086		364,086
FHLB advances	40,036	40,616		40,616
Accrued interest payable	340	340		340

The estimated fair value of cash and cash equivalents, Federal Home Loan Bank (“FHLB”) stock, accrued interest receivable, noninterest bearing deposits, federal funds purchased and other short-term borrowings and accrued interest payable approximates the related carrying amounts.

For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans held for sale is based on market quotes. Fair values of long-term FHLB advances are based on current rates for similar financing. Fair values of off-balance-sheet items are based on the current fee or cost that would be charged to enter into or terminate such agreements, which are not material.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

In the following pages, management presents an analysis of the Corporation’s consolidated financial position at September 30, 2012, compared to December 31, 2011, and the consolidated results of operations for the three and nine months ended September 30, 2012, compared to the same periods in 2011. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from reading the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Corporation, through the Bank, provides customary retail banking services to its customers, including checking and savings accounts, time deposits, IRAs, safe deposit facilities, personal loans, real estate mortgage loans and installment loans. The Bank also provides trust and wealth management products and services through its own trust department and its Raymond James affiliation. It also offers a variety of commercial and commercial real estate loans along with treasury management services to various commercial businesses.

The Corporation, through the Bank, grants residential real estate, commercial real estate, consumer and commercial loans to customers located primarily in Delaware, Franklin, Licking, Morrow, Marion and Union Counties, Ohio. The economic conditions in the Corporation’s market are one of the strongest within the State of Ohio; however, these conditions continue to present challenges to the banking industry. While economic activity is slowly starting to recover, there are still increases in unemployment levels, increased loan foreclosure volume and a decline in real estate values. The Corporation’s business has been under pressure due primarily to decreased market activity, which has resulted in declining loan portfolios. Real estate values, especially in the Bank’s core geographic area, have declined during the past several years and have not shown signs of increased prices or activity during 2012.

FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the financial condition and prospects, lending risks, plans for future business development and marketing activities, capital spending and financing sources, capital structure, the effects of regulation and competition, and the prospective business of both the Corporation and the Bank. Where used in this report, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar words and expressions, related to the Corporation or the Bank or their respective management, identify forward-looking statements. Such forward-looking statements reflect the current views of the Corporation and are based on information currently available to the management of the Corporation and the Bank and upon current expectations, estimates, and projections about the Corporation and its industry, management’s belief with respect thereto, and certain assumptions made by management. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

Potential risks and uncertainties include, but are not limited to: (i) significant increases in competitive pressure in the banking and financial services industries; (ii) changes in the interest rate environment which could reduce anticipated or actual margins; (iii) changes in political conditions or the legislative or regulatory environment; (iv) general economic conditions, either nationally or regionally (especially in central Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets; (v) changes occurring in business conditions and inflation; (vi) changes in technology; (vii) changes in monetary and tax policies; (viii) changes in the securities markets; and (ix) other risks and uncertainties detailed from time to time in the filings of the Corporation with the Securities and Exchange Commission.

The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

OVERVIEW OF THE THIRD QUARTER OF 2012

The following is a summary of financial highlights from the three and nine months ended September 30, 2012:

•

The Corporation’s total assets declined slightly compared to December 31, 2011, decreasing 5.5% to $494,199. The decrease was mainly attributed to the decline in the loan portfolio, partially offset by an increase in total cash and cash equivalents.

•

As previously reported, in October 2010, the Bank entered into a Consent Agreement with the FDIC, and a written agreement with the Ohio Division of Financial Institutions (“Ohio Division”), both of which require that Tier 1 and Total Risk Based Capital ratios reach 9.0% and 13.0%, respectively. As of September 30, 2012, the Bank’s capital ratios, were not at these levels. The Tier-1 capital ratio was 8.98%, while the Total Risk Based Capital was 10.19% at September 30, 2012. On October 16, 2012, the Company announced a rights offering to existing shareholders as part of a $13,200 capital raise. Upon completion of the capital raise, the Bank anticipates that it will meet the levels required by the Consent Agreement and written Agreement.

•

Net income for the nine months ended September 30, 2012 totaled $748, an improvement over a net loss of $1,547 for the same period in 2011. The increase in net income is driven by a $3,041 decrease in the provision for loan losses and a $1,855 decrease in noninterest expenses, partially offset by a $1,718 decrease in net interest income and a $497 decrease in noninterest income.

•

Net interest income for the nine months ended September 30, 2012 totaled $11,710, compared to $13,428 in the same period in the prior year, the decrease is due to a smaller interest-earning asset base and an overall decline in interest rates.

•	Overall net loan balances continue to decline due to lower market activity. Net loans stood at $314,087 at September 30, 2012 compared to $350,183 at December 31, 2011, a decline of $36,096.

•

Total borrowings decreased by $23,347 at September 30, 2012 from $40,036 at December 31, 2011. This is a result of paying off long-term debt with excess cash generated from the overall decrease in loans and the improved ability to secure deposits from its core customer base.

ANALYSIS OF FINANCIAL CONDITION

The Corporation’s assets totaled $494,199 at September 30, 2012, compared to $522,881 at December 31, 2011, a decrease of $28,682, or 5.5%. Cash and cash equivalents increased by $8,843 from year end, totaling $48,157 at September 30, 2012 as a result of payoffs and paydowns in the loan portfolios. Total securities remained steady at $88,693, representing a 0.4% decrease from December 31, 2011. Management utilizes investment securities to provide the Corporation with the flexibility to move funds into loans as demand warrants, and as collateral for various borrowing opportunities.

Total loans decreased $37,529, or 10.4%, during the first nine months of 2012. The decline in outstanding loan balances is due to payoffs and paydowns within the problem portfolio, as a result of management’s focus on problem credits. As the economy has improved within the markets in which the Bank operates, lending opportunities are beginning to increase.

Total deposits decreased 1.3% from $445,428 at December 31, 2011 to $439,537 at September 30, 2012. Noninterest-bearing deposits grew by 19.7%, or $16,199, from year-end. Total deposits decreased due to a reduction in time deposits, however some of the maturities were reapplied to non interest bearing accounts.

Total borrowings decreased $23,347 during the nine months ended September 30, 2012. The decline in long-term borrowings was mainly attributed to the Bank reducing its FHLB debt through the early pay-off of existing balances. In previous years, the Corporation utilized a matched funding methodology for its borrowing and deposit activities. However, with its current deposit base and adequate cash balances, there has been less need for the utilization of borrowed funds.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

Net Income. The Corporation reported net income of $306 for the three month period ended September 30, 2012, compared to $276 for the same period in 2011. The improvement was mainly attributed to reduced provision expense of $560, and reduced noninterest expense of $256, offset by a decline in net interest income of $492 and a reduction in noninterest income of $171.

Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense on interest-bearing liabilities. Net interest income is the largest component of the Corporation’s income, and is affected by the interest rate environment and the volume and the composition of interest-earning assets and interest-bearing liabilities.

Net interest income was $3,836 for the three month period ended September 30, 2012, and $4,328 for the same period in 2011. This decline is attributed to lower interest earning assets, primarily from the previously mentioned decline in loan balances. As noted, the current economic activity in the Corporation’s market area is slowly recovering; however, loan origination activity remains low. Additionally, management has focused on reducing risk in its portfolios by tightening credit standards, further reducing the universe of quality loan originations available.

As noted, the Corporation continues to reduce its overall borrowings, mainly through the FHLB, by either replacing them with customer deposits or by reducing the overall size of the balance sheet through deposit run-off. Deposits normally are less expensive than borrowings and contribute to the stable net interest margin the Bank has experienced. Net interest margin for the third quarter 2012 was 3.33%, compared to 3.36% for the first quarter 2012 and the third quarter 2011. The decrease is a result of decreased yields on loans, partially offset by a decrease in deposit costs.

The Asset/Liability Management Committee, which is responsible for determining deposit rates, continues to closely monitor the Bank’s cost of funds to take advantage of pricing and cash flow opportunities. Additionally, because of the increased competition in the Bank’s primary marketplace, management recognizes the importance of offering special rates on certain deposit products. These special deposit rates tend to negatively affect the Corporation’s net interest margin. This strategy has yet to have a significant impact on the Bank’s cost of funds, as any increase in customer deposit rates is more than offset by a reduction in the amount of higher costing FHLB borrowings.

Provision and Allowance for Loan Losses. The provision for loan losses represents the charge to income necessary to adjust the allowance for loan losses to an amount that represents management’s assessment of the losses known and inherent in the Bank’s loan portfolio. All lending activity contains associated risks of loan losses and the Bank recognizes these credit risks as a necessary element of its business activity.

The provision for loan losses totaled $65 for the three months ended September 30, 2012, compared to $625 for the same period in 2011. This decline from the prior year quarter is mainly attributed to the overall improvement in credit quality within the Bank’s loan portfolios. Other contributing factors include improvement in delinquencies, improved workout results and stabilized real estate values, after periods of decline, within the Bank’s market area. Management maintains an allowance for loan losses at a level to absorb management’s estimate of probable inherent credit losses in its portfolio.

Nonaccrual loans at September 30, 2012 were $5,468, a decrease of $4,107 from the December 31, 2011 balance of $9,576. The portfolio of problem loans has continued to decrease in response to workout activities, and fewer new problem loans have surfaced. The majority of nonaccrual balances are attributed to loans in the investment real estate sector that are not generating sufficient cash flow to service the debt.

The allowance for loan losses was $8,151, or 2.53% of total loans at September 30, 2012, compared to $9,584, or 2.66% of total loans at December 31, 2011. While charge-offs for the three months ended September 30, 2012 are significant they have contributed to significant decreases in delinquencies and nonaccrual loans. This has reduced the need for additions to the allowance for loan losses. Management will continue to monitor the credit quality of the loan portfolio and may recognize additional provisions in the future if needed to maintain the allowance for loan losses at an appropriate level.

Noninterest Income. Total noninterest income was $1,158 for the three months ended September 30, 2012, a decline from the $1,329 recognized in the third quarter 2011. The decline is attributed to reduced data processing revenue as a result of the sale of all outstanding contracts that were owned by Datatasx LLC.

Noninterest Expense. Total noninterest expense was $4,750 for the three months ended September 30, 2012, a 4.9% decrease compared to noninterest expense of $4,995 for the same period in 2011. The decrease is primarily the result of restructuring that included branch closures in 2011, driving a $215 decrease in occupancy and equipment. The Corporation has also seen a reduction in professional services of $199 as much of this cost related to the workout of problem credits, which have decreased throughout the year. This is partially offset by an increase in salaries and benefits of $287 that is a result of the addition of senior management positions during the year that were not filled in 2011.

Income Taxes. The Corporation recorded an income tax credit of $127 for the three months ended September 30, 2012, compared to an income tax credit of $239 in the same period in 2011. In 2010, management recognized a full allowance on the net deferred tax asset. Management is maintaining its full allowance tax position each quarter.

COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND SEPTEMBER 30, 2011

Net Income (Loss). The Corporation reported net income of $748 for the nine month period ended September 30, 2012, compared to a loss of $1,547 for the same period in 2011. The improvement in profitability was attributed to reduced provision expense and reduced noninterest expenses, partially offset by a decrease in net interest income and a decrease in noninterest income.

Net Interest Income. Net interest income was $11,710 for the nine month period ended September 30, 2012, and $13,428 for the same period in 2011. The decline in net interest income is mainly attributed to lower interest earning assets when compared to the same period in 2011. The Corporation has been reducing its balance sheet in order to increase capital ratios, but has also experienced a decline in loan originations as the economy is slowly recovering.

As noted earlier, the Corporation has been able to reduce its overall borrowings, by paying down debt with cash generated from the declining loan portfolio, and from an increase in retail deposits. Deposits normally are less expensive than borrowing which contributes to the stable net interest margin the Bank has experienced

Provision and Allowance for Loan Losses. The provision for loan losses totaled $795 for the nine months ended September 30, 2012, compared to $3,836 for the same period in 2011. This decline in provision expense from the previous year’s quarter is mainly attributed to the overall improvement in credit quality within the Bank’s loan portfolios. Overall, problem loans have declined since year-end 2010, and delinquencies are down. Management maintains an allowance for loan losses at a level to absorb management’s estimate of probable inherent credit losses in its portfolio.

The allowance for loan losses was $8,151, or 2.53% of total loans at September 30, 2012, compared to $9,584, or 2.66 % of total loans at December 31, 2011. Net charge-offs for the nine month period ended September 30, 2011 were $2,229, which were mainly attributed to commercial real estate loans. Management will continue to monitor the credit quality of the loan portfolio and may recognize additional provisions in the future if needed to maintain the allowance for loan losses at an appropriate level.

Noninterest Income. Total noninterest income decreased $497 to $4,080 for the nine months ended September 30, 2012, compared to the same period in 2011. The decline is attributed to reduced data processing revenue as a result of the sale of all outstanding contracts that were owned by Datatasx LLC in the prior year and a decline in retail fee production due to new consumer protection regulatory guidelines that were issued in 2011.

Noninterest Expense. Total noninterest expense decreased $1,844 to $14,403 for the first nine months of the year compared to 2011. The decrease is attributable to a restructuring that reduced staff and closed branches, the Corporation incurring lower legal and consulting expenses related to problem credits as the loan portfolio has improved, and a decrease in FDIC premiums that are based on asset size, which has decreased throughout the year.

Income Taxes. The Corporation recorded an income tax credit of $156 for the nine months ended September 30, 2012, compared to a credit of $531 in the same period in 2011. In 2010, management recognized a full allowance on the net deferred tax asset, and continues to record a full valuation allowance.

LIQUIDITY

Liquidity is the ability of the Corporation to fund customers’ needs for borrowing and deposit withdrawals. The purpose of liquidity management is to assure sufficient cash flow to meet all of the financial commitments and to capitalize on opportunities for business expansion. This ability depends on the financial strength, asset quality and types of deposit and investment instruments offered by the Corporation to its customers. The Corporation’s principal sources of funds are deposits, loan and security repayments, maturities of securities, sales of securities available for sale and other funds provided by operations. The Bank also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions, and competition. The Corporation maintains investments in liquid assets based upon management’s assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

Cash and cash equivalents increased to $48,157 at September 30, 2012 as compared to $39,314 at December 31, 2011. The Bank continues to offer a number of retail deposit programs to increase core deposits while reducing reliance on large depositors and CDARS deposits. Cash and equivalents represented 9.7% of total assets at September 30, 2012 and 7.5% of total assets at December 31, 2011. The Corporation has the ability to borrow funds from the FHLB and the Federal Reserve should the Corporation need to supplement its future liquidity needs. Management believes the Corporation’s liquidity position is adequate based on its current level of cash, cash equivalents, core deposits, the stability of its other funding sources, and the support provided by its capital base.

CAPITAL RESOURCES

Total shareholders’ equity increased $1,054 between December 31, 2011 and September 30, 2012. The increase is primarily due to net income of $784 and a decrease in accumulated other comprehensive loss.

Tier 1 capital is shareholders’ equity excluding the unrealized gain or loss on securities and intangible assets. Total capital includes Tier 1 capital plus the allowance for loan losses, not to exceed 1.25% of risk-weighted assets. Risk-weighted assets are the Corporation’s total assets after such assets are assessed for risk and assigned a weighting factor defined by regulation based on their inherent risk.

For the Bank, the total risk-based capital ratio was 10.19% at September 30, 2012, while the Tier 1 risk-based capital ratio was 8.98%. Regulatory minimums call for Tier 1 capital and total risk-based capital ratios of 4.0% and 8.0% at September 30, 2012, respectively. The Bank’s Tier 1 leverage ratio, defined as Tier 1 capital divided by average assets, was 7.12% at September 30, 2012. As previously reported, in October 2010, the Bank entered into a Consent Agreement with the FDIC and a written agreement with the Ohio Division which require that Tier-1 and total risk based capital percentages be 9.0% and 13.0% respectively. As a result, the Bank is currently not in compliance with these orders. The Corporation has been exploring alternatives for raising capital. On October 16, 2012, the Corporation announced the launch of a rights offering and private placement to standby purchasers for up to $13.2 million of the Corporation’s common shares. The Corporation expects that it will be able to meet the Bank’s Capital requirements when the rights offering is completed.

The following table sets forth the Corporation’s obligations and commitments to make future payments under contract as of September 30, 2012.

Contractual Obligations	Payment Due by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
FHLB advances	$16,689	$8,872	$3,854	$1,792	$2,171
Operating lease obligations	2,583	601	988	795	199
Loan and line of credit commitments	75,756	43,232	—	—	32,524

Total Contractual Obligations	$95,028	$52,705	$4,842	$2,587	$34,894

Item 3. Quantitative and Qualitative Disclosure about Market Risk

ASSET AND LIABILITY MANAGEMENT AND MARKET RISK

The Corporation’s primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Interest rate risk is the possibility that the Corporation’s financial condition will be adversely affected due to movements in interest rates. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the Corporation places great importance on monitoring and controlling interest rate risk. The measurement and analysis of the exposure of the Corporation’s primary operating subsidiary, the Bank, to changes in the interest rate environment are referred to as asset/liability management. One method used to analyze the Corporation’s sensitivity to changes in interest rates is the “net portfolio value” (“NPV”) methodology.

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. For example, the asset/liability model that the Corporation currently employs attempts to measure the change in NPV for a variety of interest rate scenarios, typically for up and down parallel shifts of 100 to 400 basis points in market rates.

The Corporation’s Annual Report includes a table depicting the changes in the Corporation’s interest rate risk as of December 31, 2011, as measured by changes in NPV for instantaneous and sustained parallel shifts of -100 to +400 basis points in market interest rates. Management believes that no events have occurred since December 31, 2011 that would significantly change their ratio of rate sensitive assets to rate sensitive liabilities.

The Corporation’s NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because the Corporation has fixed-rate loans in its loan portfolio, the amount of interest the Corporation would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the Corporation would pay on its deposits would increase rapidly because the Corporation’s deposits generally have shorter periods for repricing.

The Corporation can utilize various tools to reduce exposure to changes in interest rates including offering floating versus fixed rate products, or utilizing interest rate swaps. Additional consideration should also be given to today’s current interest rate levels. Several deposit products are within 200 basis points of zero percent and other products within 300 basis points. Should rates decline, fewer liabilities could be repriced down to offset potentially lower yields on loans. Thus, decreases could also impact future earnings and the Corporation’s NPV.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

Item 4. Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures as of September 30, 2012, pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) were effective as of September 30, 2012.

There was no change in the Corporation’s internal control over financial reporting that occurred during the Corporation’s fiscal quarter ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

FORM 10-Q

Quarter ended September 30, 2012

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings

There are no matters required to be reported under this item.

Item 1A.	Risk Factors

There has been no material change in the nature of the risk factors set forth in the Company’s Form 10-K/A for the year ended December 31, 2011.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

There are no matters required to be reported under this item.

Item 3.	Defaults Upon Senior Securities

There are no matters required to be reported under this item.

Item 4.	Mine Safety Disclosures

There are no matters required to be reported under this item.

Item 5.	Other Information

There are no matters required to be reported under this item.

Item 6.	Exhibits

Exhibits – The following exhibits are filed as a part of this report:

Exhibit No.	Exhibit

3.1	Articles of Incorporation of DCB Financial Corp (incorporated by reference to Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, Exhibit 3.1 (File No. 000-223887))

3.2	Amended and Restated Code of Regulations of DCB Financial Corp (incorporated by reference to Registrant’s Report on Form 8-K filed with the Commission on May 25, 2010, Exhibit 3.1 (File No. 00-223887))

31.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification pursuant to 18 U.S.C. 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification pursuant to 18 U.S.C. 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

101	The following information from DCB Financial Corp’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 formatted in XBRL (eXtensible Business Reporting Language) pursuant to Rule 405 of Regulation S-T: (i) the Condensed Consolidated Balance Sheets as of September 30, 2012 (unaudited) and December 31, 2011; (ii) the Condensed Consolidated Statements of Operations for the three months ended September 30, 2012 and 2011 (unaudited); (iii) the Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2012 and 2011 (unaudited); (iv) the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011 (unaudited); (v) the Notes to Condensed Consolidated Financial Statements (furnished herewith).

Pursuant to Rule 406T of Regulation S-T, the interactive data files included as Exhibit 101 are furnished and not deemed filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those Sections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DCB FINANCIAL CORP (Registrant)

Date: November 14, 2012	/s/ Ronald J. Seiffert

Ronald J. Seiffert
President and Chief Executive Officer

Date: November 14, 2012	/s/ John A. Ustaszewski

John A. Ustaszewski
Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

31.1	Certification of Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification pursuant to 18 U.S.C. 1350, as enacted Pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification pursuant to 18 U.S.C. 1350, as enacted Pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

101	The following information from DCB Financial Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 formatted in XBRL (eXtensible Business Reporting Language) pursuant to Rule 405 of Regulation S-T: (i) the Condensed Consolidated Balance Sheets as of September 30, 2012 (unaudited) and December 31, 2011; (ii) the Condensed Consolidated Statements of Operations for the three months ended September 30, 2012 and 2011 (unaudited); (iii) the Condensed Consolidated Statements of Comprehensive Income for the three months ended September 30, 2012 and 2011 (unaudited); (iv) the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2012 and 2011 (unaudited); (v) the Notes to Condensed Consolidated Financial Statements (furnished herewith).

Pursuant to Rule 406T of Regulation S-T, the interactive data files included as Exhibit 101 are furnished and not deemed filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those Sections.

Exhibit 31.1

CERTIFICATIONS

I, Ronald J. Seiffert certify that:

1.	I have reviewed this quarterly report on Form 10-Q of DCB Financial Corp.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2012	/s/ Ronald J. Seiffert
Ronald J. Seiffert
Title: President and Chief Executive Officer

DCB FINANCIAL CORP

Exhibit 31.2

CERTIFICATIONS

I, John A. Ustaszewski, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of DCB Financial Corp.

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2012	/s/ John A. Ustaszewski
John A. Ustaszewski
Title: Senior Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DCB Financial Corp (the “Company”) on Form 10-Q for the period ending September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ronald J. Seiffert, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald J. Seiffert

Ronald J. Seiffert
President and Chief Executive Officer
November 14, 2012

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DCB Financial Corp (the “Company”) on Form 10-Q for the period ending September 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John A. Ustaszewski, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John A. Ustaszewski

John A. Ustaszewski
Senior Vice President and Chief Financial Officer
November 14, 2012